02048943

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of ______________________

Virginia Gold Mines Inc.

(Translation of registrant's name into English)

116 St. Pierre Street, Suite 200, Quebec City, QC G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ✓ No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-4176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]

(Registrant)

Date July 5 02

By: [signature]

[Print] Name: Amélie Laliberté

Title: Investor Relations

Press Release
July 3, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA

The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda

VIRGINIA

$750,000 PRIVATE PLACEMENT

Virginia Gold Mines Inc. ("Virginia") wishes to announce the closing of a private placement of $750,000 $ with **SIDEX**, a Quebec mining fund.

This private placement consists of 600,000 units at a price of $1.25 per unit. Each unit comprises one common share of **Virginia** along with half a warrant. Each complete warrant gives **SIDEX** the right to subscribe to one common share of **Virginia** at a price of $2.00 per share for a period of 18 months.

The net proceeds of this placement will be assigned to the financing of the phase II of the MegaTEM work program that consists of a ground follow-up (geophysics, prospecting and drilling) of the MegaTEM anomalies chosen by **Noranda (Novicourt)** and **Virginia**. Selected from the six airborne surveys conducted by **Noranda** and **Virginia**, many MegaTEM anomalies will be drilled during the next 18 to 24 months on a continuous basis.

Virginia wishes to inform its shareholders that they can hear an interview of Mr. Gaumond, president, on the website of CEO Cast, an electronic portal located at the following address : www.ceocast.com. You may also consult our website (www.virginia.qc.ca) to read a recent study made by Vanguard Consulting, which describes in detail the flagship projects of the company.

In addition, **Virginia** wishes to announce that Ms. Amélie Laliberté has been appointed to the post of Investor Relations.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Québec with a working capital of more than **$10 million**, debt free, and with approximately **28 million** shares issued and outstanding. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
July 3, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA

The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda

VIRGINIA

$750,000 PRIVATE PLACEMENT

82-4176

Virginia Gold Mines Inc. (**"Virginia"**) wishes to announce the closing of a private placement of $750,000 $ with **SIDEX**, a Quebec mining fund.

This private placement consists of 600,000 units at a price of $1.25 per unit. Each unit comprises one common share of **Virginia** along with half a warrant. Each complete warrant gives **SIDEX** the right to subscribe to one common share of **Virginia** at a price of $2.00 per share for a period of 18 months.

The net proceeds of this placement will be assigned to the financing of the phase II of the MegaTEM work program that consists of a ground follow-up (geophysics, prospecting and drilling) of the MegaTEM anomalies chosen by **Noranda (Novicourt)** and **Virginia**. Selected from the six airborne surveys conducted by **Noranda** and **Virginia**, many MegaTEM anomalies will be drilled during the next 18 to 24 months on a continuous basis.

Virginia wishes to inform its shareholders that they can hear an interview of Mr. Gaumond, president, on the website of CEO Cast, an electronic portal located at the following address : www.ceocast.com. You may also consult our website (www.virginia.qc.ca) to read a recent study made by Vanguard Consulting, which describes in detail the flagship projects of the company.

In addition, **Virginia** wishes to announce that Ms. Amélie Laliberté has been appointed to the post of Investor Relations.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Québec with a working capital of more than **$10 million**, debt free, and with approximately **28 million** shares issued and outstanding. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
July 3, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA

The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda

VIRGINIA

$750,000 PRIVATE PLACEMENT

Virginia Gold Mines Inc. ("Virginia") wishes to announce the closing of a private placement of $750,000 $ with **SIDEX**, a Quebec mining fund.

This private placement consists of 600,000 units at a price of $1.25 per unit. Each unit comprises one common share of **Virginia** along with half a warrant. Each complete warrant gives **SIDEX** the right to subscribe to one common share of **Virginia** at a price of $2.00 per share for a period of 18 months.

The net proceeds of this placement will be assigned to the financing of the phase II of the MegaTEM work program that consists of a ground follow-up (geophysics, prospecting and drilling) of the MegaTEM anomalies chosen by **Noranda (Novicourt)** and **Virginia**. Selected from the six airborne surveys conducted by **Noranda** and **Virginia**, many MegaTEM anomalies will be drilled during the next 18 to 24 months on a continuous basis.

Virginia wishes to inform its shareholders that they can hear an interview of Mr. Gaumond, president, on the website of CEO Cast, an electronic portal located at the following address : www.ceocast.com. You may also consult our website (www.virginia.qc.ca) to read a recent study made by Vanguard Consulting, which describes in detail the flagship projects of the company.

In addition, **Virginia** wishes to announce that Ms. Amélie Laliberté has been appointed to the post of Investor Relations.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Québec with a working capital of more than **$10 million**, debt free, and with approximately **28 million** shares issued and outstanding. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
July 3, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA

The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda

VIRGINIA

$750,000 PRIVATE PLACEMENT

Virginia Gold Mines Inc. ("Virginia") wishes to announce the closing of a private placement of $750,000 $ with **SIDEX**, a Quebec mining fund.

This private placement consists of 600,000 units at a price of $1.25 per unit. Each unit comprises one common share of **Virginia** along with half a warrant. Each complete warrant gives **SIDEX** the right to subscribe to one common share of **Virginia** at a price of $2.00 per share for a period of 18 months.

The net proceeds of this placement will be assigned to the financing of the phase II of the MegaTEM work program that consists of a ground follow-up (geophysics, prospecting and drilling) of the MegaTEM anomalies chosen by **Noranda (Novicourt)** and **Virginia**. Selected from the six airborne surveys conducted by **Noranda** and **Virginia**, many MegaTEM anomalies will be drilled during the next 18 to 24 months on a continuous basis.

Virginia wishes to inform its shareholders that they can hear an interview of Mr. Gaumond, president, on the website of CEO Cast, an electronic portal located at the following address : www.ceocast.com. You may also consult our website (www.virginia.qc.ca) to read a recent study made by Vanguard Consulting, which describes in detail the flagship projects of the company.

In addition, **Virginia** wishes to announce that Ms. Amélie Laliberté has been appointed to the post of Investor Relations.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Québec with a working capital of more than **$10 million**, debt free, and with approximately **28 million** shares issued and outstanding. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
July 3, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA

The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda

VIRGINIA

$750,000 PRIVATE PLACEMENT

Virginia Gold Mines Inc. ("Virginia") wishes to announce the closing of a private placement of $750,000 $ with **SIDEX**, a Quebec mining fund.

This private placement consists of 600,000 units at a price of $1.25 per unit. Each unit comprises one common share of **Virginia** along with half a warrant. Each complete warrant gives **SIDEX** the right to subscribe to one common share of **Virginia** at a price of $2.00 per share for a period of 18 months.

The net proceeds of this placement will be assigned to the financing of the phase II of the MegaTEM work program that consists of a ground follow-up (geophysics, prospecting and drilling) of the MegaTEM anomalies chosen by **Noranda (Novicourt)** and **Virginia**. Selected from the six airborne surveys conducted by **Noranda** and **Virginia**, many MegaTEM anomalies will be drilled during the next 18 to 24 months on a continuous basis.

Virginia wishes to inform its shareholders that they can hear an interview of Mr. Gaumond, president, on the website of CEO Cast, an electronic portal located at the following address : www.ceocast.com. You may also consult our website (www.virginia.qc.ca) to read a recent study made by Vanguard Consulting, which describes in detail the flagship projects of the company.

In addition, **Virginia** wishes to announce that Ms. Amélie Laliberté has been appointed to the post of Investor Relations.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Québec with a working capital of more than **$10 million**, debt free, and with approximately **28 million** shares issued and outstanding. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
July 3, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA

The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda

VIRGINIA

$750,000 PRIVATE PLACEMENT

Virginia Gold Mines Inc. (**"Virginia"**) wishes to announce the closing of a private placement of $750,000 $ with **SIDEX**, a Quebec mining fund.

This private placement consists of 600,000 units at a price of $1.25 per unit. Each unit comprises one common share of **Virginia** along with half a warrant. Each complete warrant gives **SIDEX** the right to subscribe to one common share of **Virginia** at a price of $2.00 per share for a period of 18 months.

The net proceeds of this placement will be assigned to the financing of the phase II of the MegaTEM work program that consists of a ground follow-up (geophysics, prospecting and drilling) of the MegaTEM anomalies chosen by **Noranda (Novicourt)** and **Virginia**. Selected from the six airborne surveys conducted by **Noranda** and **Virginia**, many MegaTEM anomalies will be drilled during the next 18 to 24 months on a continuous basis.

Virginia wishes to inform its shareholders that they can hear an interview of Mr. Gaumond, president, on the website of CEO Cast, an electronic portal located at the following address : www.ceocast.com. You may also consult our website (www.virginia.qc.ca) to read a recent study made by Vanguard Consulting, which describes in detail the flagship projects of the company.

In addition, **Virginia** wishes to announce that Ms. Amélie Laliberté has been appointed to the post of Investor Relations.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Québec with a working capital of more than **$10 million**, debt free, and with approximately **28 million** shares issued and outstanding. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca